UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42601

GIBO HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Unit 2912, Metroplaza, Tower 2

223 Hing Fong Road, Kwai Chung, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

GIBO HOLDINGS LIMITED (the “Company”) is furnishing this report on Form 6-K to report that it received a letter from The Nasdaq Stock Market LLC (the “Nasdaq”) dated August 4, 2025, indicating that the Company had a closing bid price of $0.10 or less for the last ten consecutive trading days (the “Letter”). Accordingly, the Company is subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii). As a result, the staff of the Nasdaq has determined to delist the Company’s securities from The Nasdaq Global Market (the “Delisting Determination”).

The Letter indicates that unless the Company requests an appeal of the Delisting Determination by August 11, 2025, trading of the Company’s securities will be suspended at the opening of business on August 13, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on the Nasdaq.

The Company will submit a request for a hearing to appeal the Delisting Determination to a Hearings Panel of the Nasdaq (the “Panel”) by August 11, 2025. A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

On August 6, 2025, the Company issued a press release announcing the receipt of the Letter subject to hearing request. The press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits Index

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2025

GIBO Holdings Limited

By:	/s/ Jing Tuang “Zelt” Kueh
Name:	Jing Tuang “Zelt” Kueh
Title:	Chief Executive Officer